UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50699

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VARIABLE INVESTMENT ADVISORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 E. 1ST STREET
(No. and Street)

TEA	SD	57064
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY WILSON — 605-361-8230
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENJES, CONNER & WILLIAMS P.C.
(Name – *if individual, state last, first, middle name*)

P.O. BOX 1937	DAKOTA DUNES	SD	57049
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, GREGORY S. WILSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VARIABLE INVESTMENT ADVISORS, INC., as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

STEVEN G. WILSON
Seal
Notary Public
South Dakota

Signature

President / CEO
Title

Notary Public Ex. 1/5/24

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VARIABLE INVESTMENT ADVISORS, INC.

ANNUAL REPORTS

DECEMBER 31, 2020

CONTENTS

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Directors
Variable Investment Advisors, Inc.
Tea, South Dakota

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of VARIABLE INVESTMENT ADVISORS, INC. (a South Dakota S Corporation), as of December 31, 2020, and the related statements of income, changes in stockholders' equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Variable Investment Advisors, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Variable Investment Advisors, Inc.'s management. Our responsibility is to express an opinion on Variable Investment Advisors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Variable Investment Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental schedule on page 11 has been subjected to audit procedures performed in conjunction with the audit of Variable Investment Advisors, Inc.'s financial statements. The supplemental information is the responsibility of Variable Investment Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Henjes, Conner & Williams, PC
Certified Public Accountants

We have served as Variable Investment Advisors, Inc.'s auditor since 2009.

Dakota Dunes, South Dakota
February 19, 2021

Variable Investment Advisors, Inc.

Statement of Financial Condition

As of December 31, 2020

ASSETS

Cash	$	272,169
Accounts receivable		815
Commissions receivable		51,715
Prepaid expenses		37,460
Office furniture and equipment at cost, less accumulated depreciation of $135,977		11,865
TOTAL ASSETS	$	374,024

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	11,055
Commissions payable		48,057
Accrued expenses		541
Deferred revenue		15,000
Note payable		78,415
TOTAL LIABILITIES		153,068
Common stock; $.01 par value, 400,000 share authorized; 366,700 issued and outstanding		3,667
Additional paid in capital		77,127
Retained earnings		140,162
TOTAL STOCKHOLDERS' EQUITY		220,956
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	374,024

Variable Investment Advisors, Inc.

Statement of Income

For the Year Ended December 31, 2020

REVENUES	
Alternative trading system	$ 265,620
Insurance based products - fixed contracts	506,444
Insurance based products - variable contracts	708,402
Interest income	540
Investment company shares	565,897
Miscellaneous income	3,737
Representative processing fees	68,333
	2,118,973
EXPENSES	
Annual report	2,301
Bank Charge	2,108
Charitable contributions	50
Continuing education	8,070
Depreciation	2,736
Gain on disposition of assets	(225)
General insurance	5,994
Interest	541
Life insurance	2,787
Occupancy and equipment expenses	35,221
Office supplies and postage	20,093
Payroll taxes	30,854
Professional fees	41,129
Promotional fees	2,056
Registered representative compensation	1,304,731
Regulatory fees	29,767
Retirement	12,097
Salaries - officer	163,581
Salaries	243,381
Technology and communication costs	30,386
Travel and entertainment	28,612
	1,966,270
NET INCOME	$ 152,703

Variable Investment Advisors, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2020

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance at December 31, 2019	$ 3,667	$ 77,127	$ 213,289	$ 294,083
Net income	-	-	152,703	152,703
Less distributions	-	-	(225,830)	(225,830)
Balance at December 31, 2020	$ 3,667	$ 77,127	$ 140,162	$ 220,956

The Accompanying Notes are an Integral Part of This Financial Statement

Variable Investment Advisors, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 152,703
Adjustments to reconcile net income to net cash provided from operating activities	
Depreciation and amortization	2,736
Gain on disposal of assets	(225)
Decrease accounts receivable	2,462
Decrease commissions receivable	4,474
Decrease accrued interest	2,494
(Increase) prepaid expenses	(11,494)
Increase accounts payable	10,389
Increase commissions payable	13,976
(Decrease) accrued expenses	(8,771)
(Decrease) deferred revenue	(29,555)
Net cash provided by operating activities	139,189
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of property & equipment	(9,375)
Sale of property & equipment	300
Net cash used in investing activities	(9,075)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from note payable	78,415
Stockholder distributions	(225,830)
Net cash used in financing activities	(147,415)
NET DECREASE IN CASH	(17,301)
CASH AT BEGINNING OF YEAR	289,470
CASH AT END OF YEAR	$ 272,169

Variable Investment Advisors, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2020

Subordinated Liabilities as of December 31,2019	$	-
Increase in Subordinated Liabilities		-
Decrease in Subordinated Liabilities		-
Subordinated Liabilites as of December 31, 2020	$	-

The Accompanying Notes are an Integral Part of This Financial Statement

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company, located in Tea, South Dakota, sells mutual funds and variable and fixed insurance products. The Company accomplishes this goal through a small group of brokers throughout the United States. The Company's customers are located throughout the United States. In 2002 the Company developed an Alternative trading system. This system is a web-based system that offers a computer-based service to companies and individuals for the purpose of matching buyers with sellers of capital units.

Basis of Presentation

The Company follows accounting standards set by the Financial Accounting Standards Board, commonly referred to as the FASB. The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure we consistently report our financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codification, sometimes referred to as the Codification or ASC.

Revenue Recognition

The Company receives commissions from selling mutual funds and variable and fixed insurance products. The commissions are reported as revenue and a receivable on a trade date basis. The Company also receives fees for the use of its Alternative Trading System (ATS). Annual fees that are received from companies participating in the (ATS) are initially recorded as deferred revenue and recognized as income over the life of the contract. Trading fees received from sellers are recognized as revenue and a receivable upon board approval of the participating companies whose capital units are being traded.

Commission Receivable

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Statement of Cash Flows

For purpose of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Property and Equipment

All tangible property and equipment with a useful life of more than one year and a unit cost of $2,500 or more will be capitalized and depreciated over its useful life using the straight - line method of depreciation. The Company will expense the full acquisition cost of this tangible property and equipment that fall below these thresholds in the year of purchase.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

When property and equipment is retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the respective accounts and any gain or loss on the diposition is credited or charged to income.

Depreciation is computed using the straight-line method based on the estimated useful lives of the individual assets ranging from three to ten years.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Management has concluded that uncertain tax positions would be the reponsibility of the stockholders. Accordingly the accompanying financial statements do not include any provision for uncertain tax positions, and no related interest or penalties have been recorded in the statement of income or accrued in the statement of financial condition.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2. OPERATING LEASES

The Company leases its office space on a month-to-month basis. A total of $35,221 was paid under the terms of a verbal leases during the year ended December 31, 2020. Of the total amount that was paid $23,528 was paid to a related party.

NOTE 3. DEFINED CONTRIBUTION PENSION PLAN

On April 1, 2011, the Company established a Simple IRA Plan for all employees. The plan provides for employer matching contributions. The Company's cost for the Plan contributions was $12,097 for the year ended December 31, 2020.

NOTE 4. COMMITMENTS AND CONTINGENCIES

There were no outstanding commitments or contingencies as of December 31, 2020.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provide that equity capital may not be withdrawn or cash dividend paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net Capital of $235,632 The Company's percentage of aggregated indebtedness to net capital 31.68%

Management expects to make capital withdrawals during 2021 to facilitate payment of the shareholder's income tax due to the inclusion of company income on his personal return. At no time will the withdrawals cause the Company to be below statutory net capital requirements.

NOTE 6. FOOTNOTE 74 OF THE SEC RELEASE NO. 34-70073

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. %240. 15c3-3 and the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. %240.17a-5 because the Company limits its business activities exclusively to: 1) sales of investment company shares (Mutual Funds) 2.) sales of annuities including both fixed and variable 3.) alternative trading system (ATS) which is qualified matching service and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (2) did not carry accounts of or for customers.

NOTE 7. SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 19, 2021, the date the financial statements were issued.

NOTE 8 NOTE PAYABLE

The Company received a loan from the Small Business Administration in the amount of $78,415 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to a note dated April 24, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The loan bears interest at a rate of 1% and is payable in monthly installments of principal and interest over 24 months beginning 6 months from the date of the note.

On January 6, 2021 the full amount of the note was forgiven.

Variable Investment Advisors, Inc.

Schedule I

Computation of Net Capital
As of December 31, 2020

NET CAPITAL		
Total Stockholders' Equity		$ 220,956
Additions:		
Proceeds from PPP loan		78,415
Deductions:		
Non-Allowable Assets:		
Accounts receivables	$ 815	
Commission receivables	13,599	
Prepaid expenses	37,460	
Office furniture and equipment	11,865	63,739
Haircuts on Securities:		
Exempted securities		-
Net Capital		$ 235,632
AGGREGATE INDEBTEDNESS		
Accounts payable		$ 11,055
Commission payable		48,057
Accrued expenses		541
Deferred revenue		15,000
Net Aggregate Indebtedness		$ 74,653
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 5,000
Excess net capital		$ 230,632
Excess net capital at 10 percent of aggregate indebtedness		$ 228,167
Percentage of aggregate indebtedness to net capital		31.68%

The above calculations are based on Rule 15c3-1 of the Securities and Exchange Commission. There are no material differences between the preceeding computation and the Company's corresponding unaudited Part II of Form X-17A-5, as of December 31, 2020.

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Directors
of Variable Investment Advisors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Variable Investment Advisors, Inc. identified they area a noncovered firm under Footnote 74 of Exchange Act Rule 15c3-3, and therefore, not subject to the Rule 15c3-3 requirements. Variable Investment Advisors Inc.'s management is responsible for ensuring they meet the requirements of a non-covered firm under Footnote 74 of Exchange Act Rule 15c3-3.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Variable Investment Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of Rule 15c3-3 under the Securities Exchange Act of 1934.

Henjes, Conner & Williams, PC
Certified Public Accountants

Dakota Dunes, South Dakota
February 19, 2021

Variable Investment Advisors, Inc.

AgStockTrade.com

VIA

Gregory S. Wilson
President CEO

750 E. 1st Street
Tea, SD 57064
Office: 605-361-8230
E-mail: gwilson@viabd.com

Member FINRA, SIPC

December 31, 2020

Creating Security for Life

US Securities and Exchange Commission
Washington, D.C. 20549

In Re: Variable Investment Advisors, Broker Dealer Exemption Report for 2020

To Whom It May Concern:

Variable Investment Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) Mutual Funds; (2) Variable Annuities; (3) Qualified Matching Service through our company owned ATS. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); The Company did not carry accounts of or for customers; and the company did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

The Company does not do any the following:

VIA does not trade as a broker or dealer, for any customer, nor does it trade in its own account.
VIA operates an ATS strictly as a Qualified Matching Service only, we do no trading, handle no funds or securities.
VIA does not hold funds or securities for, or owe money or securities to, customers.
VIA has no margin accounts or commodities transactions.
VIA does no Government Securities, or 529 plans.
VIA at no time holds customer funds or securities, holds overnight balances, certificates of deposit, or money market deposits or any other type of deposits.
VIA is not an introducing broker dealer and allows its Registered Representatives to do only sales of investment company (Mutual Funds) and annuity transactions on an application way, while accepting checks made payable only to the investment company or insurance company.

The company also states that there were no exceptions to the above through the most recent fiscal year.

Gregory S. Wilson
President CEO